UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 814-00672 CUSIP Number

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NGP Capital Resources Company

Full Name of Registrant

Not Applicable

Former Name if Applicable

1221 McKinney Street, Suite 2975

Address of Principal Executive Office (Street and Number)

Houston, Texas 77010

City, State and Zip Code

PART II –  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III –  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant needs additional time to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2009 because the Registrant is restating its financial statements as of and for the years ended December 31, 2007 and 2008 to correct errors in accounting as described in the Registrant’s Current Report on Form 8-K (Item 4.02(a)) filed on March 16, 2010.  As a result of these restatements, the Registrant needs additional time to complete its 2009 annual financial statements.  The preparation of the restated financial statements requires an extension to the Registrant’s normal reporting deadline of March 16, 2010.  It is anticipated that the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, which will restate the Registrant’s financial statements for the years ended December 31, 2007 and 2008, will be filed on or before the fifteenth calendar day following the prescribed due date of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.

The determination to restate the Registrant’s financial statements was made in connection with management’s assessment of accounting errors it discovered as part of a process to remediate a material weakness in internal controls previously disclosed in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Registrant’s Quarterly Reports on Form 10-Q in 2009.  While the Registrant has taken steps to remediate the previously disclosed material weakness, the material weakness existed throughout the quarterly periods of 2009, and at December 31, 2009, the Registrant had not yet completed its assessment as to whether the material weakness had been fully remediated.

PART IV –  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen K. Gardner	(713)	752-0062
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                                                                                                                 Yes ☒      No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐      No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NGP Capital Resources Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2010	By	/s/ Stephen K. Gardner
Stephen K. Gardner
Chief Financial Officer